China Multimedia, Inc.

Room 306, 3/F, Beautiful Group Tower

77 Connaught Road, Central, Hong Kong

June 7, 2010

Maryse Mills-Apenteng

Special Counsel

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

China Multimedia, Inc.

Preliminary Information Statement on Schedule 14C

Filed May 26, 2010

File Number: 000-52388

Dear Ms Mills-Apenteng:

In connection with responding to your comment letter dated June 3, 2010, China Multimedia, Inc., a Nevada corporation (the “Company”), hereby acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

China Multimedia, Inc.

/s/ Wilson Cheung, Chief Executive Officer